CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)

Global Medium-Term Notes, Series A	$ 1,941,000*	$225.35*

(1)            Calculated in accordance with Rule 457(r) of the Securities Act of 1933

* This additional filing fee relates solely to the additional issuance of $1,941,000 Notes (CUSIP: 06738KKM2). A filing fee of $70.70 for the issuance of $609,000 Notes (CUSIP: 06738KKM2) was previously paid in connection with the filing dated May 20, 2011.  The new aggregate issuance amount of the Notes is $2,550,000.

Pricing Supplement dated May 20, 2011, amended as of May 24, 2011 (To the Prospectus dated August 31, 2010, the Prospectus Supplement dated August 31, 2010)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-169119

$2,550,000 Buffered Return Enhanced Notes due November 26, 2012 Linked to the Performance of a Basket of Three Currencies Relative to the U.S. Dollar Global Medium-Term Notes, Series A

General

•                   The Notes are designed for investors who seek exposure to the potential appreciation of an equally-weighted basket consisting of the Mexican peso, Turkish lira and Indonesian rupiah relative to the U.S. dollar over the term of the Notes.  Investors should be willing to forgo interest and other periodic payments, and if the basket declines, be willing to lose some or all of their initial investment.

•                   Senior unsecured obligations of Barclays Bank PLC maturing November 26, 2012.

•                   Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.

•                   The Notes priced on May 20, 2011 (the “pricing date”) and are expected to issue on or about May 25, 2011 (the “settlement date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC

Reference Asset:

An equally-weighted basket consisting of the currency exchange rates between (i) the U.S. dollar and the Mexican peso (the “USDMXN” currency exchange rate), (ii) the U.S. dollar and the Turkish lira (the “USDTRY” currency exchange rate), and (iii) the U.S. dollar and the Indonesian rupiah (the “USDIDR” currency exchange rate) (each, a “currency exchange rate” and a “basket component”, and each of the Mexican peso, Turkish lira and Indonesian rupiah, a “reference currency”). The currency exchange rates on any given day, including the pricing date, each day during the observation period and the final valuation date, will be determined by the calculation agent with reference to the following:

(a)    where the currency exchange rate is “USDMXN”, the Mexican peso per U.S. dollar exchange rate which appears on Bloomberg screen WMCO1 to the right of the caption “MXN” under the caption “MID” at approximately 4:00 p.m., London time, on the relevant date;

(b)    where the currency exchange rate is “USDTRY”, the Turkish lira per U.S. dollar exchange rate which will be determined with reference to the Turkish lira per Euro rate, which appears on Reuters screen “ECB37” to the right of the caption “TRY” at approximately 2:15 p.m., Frankfurt time, on the relevant date, divided by the U.S. dollar per Euro rate which appears on Reuters screen “ECB37” to the right of the caption “USD” at approximately 2:15 p.m., Frankfurt time, on the relevant date; and

(c)    where the currency exchange rate is “USDIDR”, the Indonesian rupiah per U.S. dollar exchange rate which appears on Reuters Screen ABSIRFIX01 to the right of the caption “Spot” under the column “IDR” at approximately 11:30 a.m. Singapore time on the relevant date.

Upside Leverage Factor:	1.95
Payment at Maturity:

If the Basket Return is greater than 0%, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Basket Return multiplied by the upside leverage factor. Accordingly, if the Basket Return is positive, your payment at maturity per $1,000 principal amount Note would be calculated as follows:

$1,000 + [$1,000 x (Basket Return x Upside Leverage Factor)]

If the Basket Return is equal to or less than 0% and greater than or equal to -10%, you will receive the principal amount of your Notes at maturity.

If the Basket Return is less than -10%, you will lose 1.1111% of the principal amount of your Notes for every 1% that the Basket Return is less than -10%. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111]

You will lose some or all of your investment at maturity if the Basket Ending Level declines from the Basket Starting Level by more than 10%. Any payment on the Notes, including any repayment of principal, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Credit of Issuer” in this pricing supplement.

Basket Return:	The performance of the reference asset from the Basket Starting Level to the Basket Ending Level, calculated as follows: Basket Ending Level – Basket Starting Level Basket Starting Level
Basket Starting Level:	Set equal to 100 on the pricing date.
Basket Ending Level:

The Basket Ending Level will be calculated as follows:

100 x [1 + (MXN return x 1/3) + (TRY return x 1/3) + (IDR return x 1/3) ]

The returns set forth in the formula above reflect the performance of the currency exchange rates as described under “Currency Performance” below.

Currency Performance:

The performance of the currency exchange rate from the Initial Rate to the Final Rate, calculated as follows:

Initial Rate – Final Rate

Initial Rate

Where,

Initial Rate  = the Initial Rate for each basket component will be the greatest currency exchange rate for such basket component during the observation period, determined as described under “Reference Asset” above.  Accordingly, the Initial Rate for each basket component will reflect lowest performance of the reference currency relative to the U.S. dollar, as measured by the currency exchange rate described under “Reference Asset” above, during the observation period.  In no event will the Initial Rates be less than 11.66855 with respect to USDMXN, 1.58812 with respect to USDTRY, and 8,532 with respect to USDIDR, which, in each case is the currency exchange rate on the pricing date.

Final Rate = with respect to each currency exchange rate, the currency exchange rate on the final valuation date, determined as described under “Reference Asset” above.

Observation Period:

For each basket component, each day on which no market disruption event occurs or is continuing in respect of the applicable currency exchange rate from and including the pricing date to and including June 20, 2011.

Final Valuation Date:	November 20, 2012[1]
Maturity Date:	November 26, 2012[1]
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06738KKM2 / US06738KKM26

1                     Subject to postponement in the event of a market disruption event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” in the prospectus supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes are not bank deposits and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.  The Notes are not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

	Price to Public[2]	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	1%	99%
Total	$2,550,000	$25,500	$2,524,500

2                     The price to the public for any single purchase by an investor in certain trust accounts, who is not being charged the full selling concession or fee by other dealers of approximately 1%, is 99%.  The price to the public for all other purchases of Notes is 100%.

JPMorgan Placement Agent

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated August 31, 2010, as supplemented by the prospectus supplement dated August 31, 2010 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part.  This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities.  We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201448/df3asr.htm

•                  Prospectus Supplement dated August 31, 2010:

http://www.sec.gov/Archives/edgar/data/312070/000119312510201604/d424b3.htm

Our SEC file number is 1-10257.  As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes.  The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000.  The hypothetical total returns and examples set forth below assume the Initial Rates as stated below.  The actual Initial Rate for each basket component will be the greatest currency exchange rate for such basket component during the observation period, determined as described under “Reference Asset” above.  Accordingly, the Initial Rate for each basket component will reflect lowest performance of the applicable reference currency relative to the U.S. dollar, as measured by the currency exchange rate described under “Reference Asset” above, during the observation period.  The Initial Rates for each of USDMXN, USDTRY and USDIDR may be rates observed on three different days during the observation period.

The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes.  The numbers appearing in the following table and examples have been rounded for ease of analysis.

Basket Ending Level	Basket Return	Payment at Maturity	Total Return on the Notes
200.00	100.00%	$2,950.00	195.00%
190.00	90.00%	$2,755.00	175.50%
180.00	80.00%	$2,560.00	156.00%
170.00	70.00%	$2,365.00	136.50%
160.00	60.00%	$2,170.00	117.00%
150.00	50.00%	$1,975.00	97.50%
140.00	40.00%	$1,780.00	78.00%
130.00	30.00%	$1,585.00	58.50%
120.00	20.00%	$1,390.00	39.00%
110.00	10.00%	$1,195.00	19.50%
105.00	5.00%	$1,097.50	9.75%
100.00	0.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
90.00	-10.00%	$1,000.00	0.00%
80.00	-20.00%	$888.89	-11.11%

Basket Ending Level	Basket Return	Payment at Maturity	Total Return on the Notes
70.00	-30.00%	$777.78	-22.22%
60.00	-40.00%	$666.67	-33.33%
50.00	-50.00%	$555.56	-44.44%
40.00	-60.00%	$444.44	-55.56%
30.00	-70.00%	$333.33	-66.67%
20.00	-80.00%	$222.22	-77.78%
10.00	-90.00%	$111.11	-88.89%
0.00	-100.00%	$0.00	-100.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1:   In this case, the Mexican peso and the Turkish lira strengthen against the U.S. dollar (this occurs when the Final Rate decreases from the Initial Rate, reflecting a fewer number of reference currency per U.S. dollar), and the Indonesian rupiah weakens against the U.S. dollar (this occurs when the Final Rate increases from the Initial Rate, reflecting a greater number of reference currency per U.S. dollar).

Step 1: Calculate the Currency Performance for each Basket Component.

Basket Component	Initial Rate	Final Rate	Weight	Currency Performance
USDMXN	11.66855	9.33484	1/3	20.00%
USDTRY	1.58812	1.50871	1/3	5.00%
USDIDR	8,532	9,385	1/3	-10.00%

The Currency Performance of each basket component is the performance of the currency exchange rate from the Initial Rate to the Final Rate, calculated as follows:

Initial Rate – Final Rate
Initial Rate

Step 2: Calculate the Basket Ending Level.

The Basket Ending Level is calculated as follows:

100 x [1+ (20.00% x 1/3) + (5.00% x 1/3) + (-10.00% x 1/3)] = 105

Step 3: Calculate the Basket Return.

The Basket Return reflects the performance of the basket, calculated as follows:

= 5.00%

Step 4: Calculate the Payment at Maturity.

Because the Basket Return of 5.00% is greater than 0%, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Basket Return x Upside Leverage Factor)] = $1,000 + [$1,000 x (5.00% x 1.95)] = $1,097.50

Therefore, the payment at maturity is $1,097.50 per $1,000 principal amount Note, representing a 9.75% return on investment over the term of the Notes.

Example 2: In this case, the Mexican peso strengthens against the U.S. dollar (this occurs when the Final Rate decreases from the Initial Rate, reflecting a fewer number of reference currency per U.S. dollar), and the Turkish lira and the Indonesian rupiah weaken against the U.S. dollar (this occurs when the Final Rate increases from the Initial Rate, reflecting a greater number of reference currency per U.S. dollar).

Step 1: Calculate the Currency Performance for each Basket Component.

Basket Component	Initial Rate	Final Rate	Weight	Currency Performance
USDMXN	11.66855	9.33484	1/3	20.00%
USDTRY	1.58812	1.90574	1/3	-20.00%
USDIDR	8,532	9,043	1/3	-5.99%

The Currency Performance of each basket component is the performance of the currency exchange rate from the Initial Rate to the Final Rate, calculated as follows:

Initial Rate – Final Rate

Initial Rate

Step 2: Calculate the Basket Ending Level.

The Basket Ending Level is calculated as follows:

100 x [1+ (20.00% x 1/3) + (-20.00% x 1/3) + (-5.99% x 1/3)] = 98

Step 3: Calculate the Basket Return.

The Basket Return reflects the performance of the basket, calculated as follows:

= –2.00%

Step 4: Calculate the Payment at Maturity.

Because the Basket Return of –2.00% is less than 0% but greater than –10%, the investor will receive a payment at maturity of $1,000 per $1,000 principal amount Note, representing a 0% return on investment over the term of the Notes.

Example 3: In this case, all three reference currencies weaken against the U.S. dollar (this occurs when the Final Rate increases from the Initial Rate, reflecting a greater number of reference currency per U.S. dollar).

Step 1: Calculate the Currency Performance for each Basket Component.

Basket Component	Initial Rate	Final Rate	Weight	Currency Performance
USDMXN	11.66855	14.00226	1/3	-20.00%
USDTRY	1.58812	1.66753	1/3	-5.00%
USDIDR	8,532	11,518	1/3	-35.00%

The Currency Performance of each basket component is the performance of the currency exchange rate from the Initial Rate to the Final Rate, calculated as follows:

Initial Rate – Final Rate

Initial Rate

Step 2: Calculate the Basket Ending Level.

The Basket Ending Level is calculated as follows:

100 x [1+ (-20.00% x 1/3) + (-5.00% x 1/3) + (-35.00% x 1/3)] = 80

Step 3: Calculate the Basket Return.

The Basket Return reflects the performance of the basket, calculated as follows:

= –20.00%

Step 4: Calculate the Payment at Maturity.

Because the Basket Return of –20.00% is less than –10%, the investor will receive a payment at maturity per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x (Basket Return + 10%) x 1.1111] = $1,000 + [$1,000 x (-20.00% + 10%) x 1.1111] = $888.89

Therefore, the payment at maturity is $888.89 per $1,000 principal amount Note, representing a 11.11% loss over the term of the Notes.

Selected Purchase Considerations

•                  Market Disruption Events and Adjustments—The Initial Rates, Final Rates, payment at maturity, the final valuation date and the basket components are subject to adjustment as described in the following sections of the prospectus supplement:

o                 For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” with respect to the basket components and “Reference Assets—Baskets—Market Disruption Events for Securities with the Reference Asset Comprised of a Basket of Multiple Indices, Equity Securities, Foreign Currencies, Interest Rates, Commodities, Any Other Assets or Any Combination Thereof” with respect to the basket; and

o                 For a description of further adjustments that may affect one or more basket components or the basket, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” and “Reference Assets—Baskets—Adjustments Relating to Securities with the Reference Asset Comprised of a Basket”.

•                  Appreciation Potential—The Notes provide the opportunity to enhance returns by multiplying a positive Basket Return by the upside leverage factor.

•                  Certain U.S. Federal Income Tax Considerations— Some of the tax consequences of your investment in the Notes are summarized below.  The discussion below supplements and modifies the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  To the extent that the discussion below is inconsistent with the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement, the discussion below supersedes the discussion in the prospectus supplement.  As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, if you did not purchase your Notes in the initial issuance of the Notes).

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset.  If your Notes are so treated, you should generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes.  Such gain or loss will generally be exchange gain or loss.  Unless you properly make the election described below, exchange gain or loss will generally be treated as U.S. source ordinary income or loss.  If you are a noncorporate holder, you would generally be able to use an ordinary loss to offset your income only in the taxable year in which you recognize the ordinary loss and would generally not be able to carry such ordinary loss forward or back to offset income in other taxable years.

We believe it would be reasonable to take the position that you are permitted to elect to treat the gain or loss that you recognize with respect to your Notes as capital gain or loss, which would generally be long-term capital gain or loss if you have held your Notes for more than one year.  More specifically, a taxpayer may generally elect to treat the gain or loss from a “forward contract” or a “similar financial instrument” with respect to foreign currency as capital gain or loss.  We believe that it would be reasonable to take the position that the Notes should be treated as a “similar financial instrument” to a forward contract for this purpose and that therefore a holder can make the election with respect to the Notes.  Long-term capital gain of a noncorporate U.S. holder that is recognized in a taxable year beginning before January 1, 2013 is generally taxed at a maximum rate of 15%.

You may make the election described above by clearly identifying your Notes as subject to such election in your books and records on the date you acquire your Notes.  You must further verify your election by attaching a statement to your income tax return which must (i) set forth a description and date of the election, (ii) state that the election was entered into before the close of the date that you acquired your Notes, (iii) describe any security for which this election was in effect on the date such security was exercised, sold or exchanged during the taxable year, (iv) state that your Notes were never part of a “straddle” as defined in Section 1092 of the Code and (v) state that all transactions subject to the election are included on the statement.  Alternatively, you will be treated as having satisfied the election and verification requirements if you acquire, hold and dispose of your Notes in an account with an unrelated broker or dealer and the following requirements are met:  (i) only transactions entered into on or after the date the account was established may be recorded in the account, (ii) transactions involving the Notes are entered into the account on the date the transactions are entered into and (iii) the broker or dealer provides you with a statement detailing the transactions conducted through the account and includes in such statement the following language:  “Each transaction identified in this account is subject to the election set forth in section 988(a)(1)(B)”.  Your election may not be effective if you do not comply with the election and verification requirements.  You should consult your tax advisor about how this election might be made with respect to your Notes.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this pricing supplement is materially correct.

Treasury Regulations Requiring Disclosure of Reportable Transactions.  Treasury regulations require U.S. taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds.  Under these regulations, a U.S. holder that recognizes a loss with respect to the Notes that is attributable to changes in the spot exchange rate of a foreign currency will be required to report the loss on Internal Revenue Service Form 8886 if such loss exceeds the thresholds set forth in the regulations.  For individuals and trusts, this loss threshold is $50,000 in any single taxable year.  For other types of taxpayers and other types of losses, the thresholds are higher.  You should consult your tax advisor regarding any tax filing and reporting obligations—including any protective filings—that ought to be made in connection with any loss realized in connection with acquiring, owning and disposing of Notes.

Alternative Treatments.  As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, the Internal Revenue Service could take the position that your Notes should not be treated as a “forward contract” or a “similar financial instrument” and therefore that the election described above is not available to a holder of the Notes.  Accordingly, it is possible that any gain or loss you might recognize with respect to the Notes could be U.S. source ordinary income or loss even if you make the election described above.

In December 2007, the Internal Revenue Service issued Revenue Ruling 2008-1, which concluded that an instrument with a term of three years that was economically equivalent to a euro-denominated deposit—i.e., an instrument issued for 75 euros, promising market-rate interest in euros, and a return of 75 euros at maturity—should be treated as euro-denominated indebtedness notwithstanding that it is denominated in U.S. dollars (e.g., is issued and repaid for an amount in U.S. dollars that is equal to the current value of 75 euros).  We do not believe the Notes are economically equivalent to deposits in the currencies that make up the Reference Asset, however, because (a) the Notes do not provide for accruals of interest, (b) the performance of the Notes is linked to a basket of currencies, rather than a single currency, (c) the return on the Notes increases by $1.95 for each $1 increase in the value of the Reference Asset (i.e., the Notes are “leveraged”), and (d) the return on the Notes does not decrease as the value of the Reference Asset decreases until the decrease exceeds 10 percent (i.e., the Notes are “buffered”) and thereafter the Notes decrease by $1.1111 for each $1 decrease in the value of the Reference Asset.  We therefore think the better view is that Revenue Ruling 2008-1 does not apply to the Notes.  The intended ambit of this ruling is not clear, however, and the Internal Revenue Service could take the view that Revenue Ruling 2008-1 or the principles of Revenue Ruling 2008-1 should apply to your Notes.  Under one such view, it is possible that your Notes could be treated as one or more debt instruments denominated in the currencies that make up the Reference Asset.  If your Notes are so treated, it is possible that (i) you could be required to accrue interest with respect to the Notes on a current basis even though you will not receive any payments from us until maturity and (ii) some or all of the gain or loss that you might recognize with respect to the Notes could be ordinary gain or loss.

Additionally, the Internal Revenue Service could conceivably assert that the Notes initially mature on the last day of the observation period and a new instrument is then issued for the remainder of the term of the Notes.   Under such an analysis, you might recognize gain or loss on the last day of the observation period equal to the change in the value of the Notes from issuance to the last day of the observation period.  Also, your holding period in respect of the new instrument could be treated as beginning on the first day after the observation period regardless of whether you are required to recognize gain or loss on the last day of the observation period.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations of your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this pricing supplement.

Recently Enacted Legislation.  Under recently enacted legislation, individuals that own “specified foreign financial assets” with an aggregate value in excess of $50,000 are generally required to file an information report with respect to such assets with their tax returns.  “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following (which may include your Notes), but only if they are not held in accounts maintained by financial institutions:  (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties and (iii) interests in foreign entities.  Individuals are urged to consult their tax advisors regarding the application of this legislation to their ownership of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the basket components.  These risks are explained in more detail in the “Risk Factors” sections of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

o                 “Risk Factors—Risks Relating to All Securities”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”;

o                 “Risk Factors—Additional Risks Relating to Notes Which Are Not Characterized as Being Fully Principal Protected or Are Characterized as Being Partially Protected or Contingently Protected”;

o                 “Risk Factors—Additional Risks Relating to Securities Based on a Basket Comprised of More Than One Reference Asset” and

o                 “Risk Factors—Additional Risks Relating to Securities with Reference Assets that are Currencies, an Index Containing Currencies, Shares or Other Interests in an Exchange-Traded Fund Invested in Currencies or Based in Part on Currencies”.

In addition to the risks discussed under the headings above, you should consider the following:

•                  Your Investment in the Notes May Result in a Loss—The return on the Notes at maturity is linked to the bullish performance of the Mexican peso, the Turkish lira and the Indonesian rupiah relative to the U.S. dollar and will depend on whether, and the extent to which, the Basket Return is positive or negative.

•                  Emerging Markets Risk— An investment linked to emerging market currencies, which include the reference currencies, involves many risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets, including especially political uncertainty and financial instability; the increased likelihood of restrictions on export or currency conversion in the emerging markets; the greater potential for an inflationary environment in the emerging markets; the possibility of nationalization or confiscation of assets; the greater likelihood of regulation by the national, provincial and local governments of the emerging market countries, including the imposition of currency exchange laws and taxes; and less liquidity in emerging market currency markets than in those of developed markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets. Moreover, the emerging market economies may differ favorably or unfavorably from developed market economies in a variety of ways, including growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

•                  No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•                  Credit of Issuer — The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due.  In the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•                  Potential Conflicts — We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•                  The Initial Rates Will Not Be Determined Until the End of the Observation Period — Because the Initial Rates will be the greatest currency exchange rate for each basket component during the observation period, the Initial Rates will not be determined until the end of the observation period.  Accordingly, you will not know the Initial Rates for a significant period of time after the pricing date.  There can be no assurance that the Initial Rates will be greater than the currency exchange rates on the pricing date or that the Final Rates will be less than the Initial Rates, on average, to result in a positive Basket Return for a return on the Notes.  You may lose some or all of your investment.

•                  Gains in the Currency Performance of One or More Reference Currencies May Be Offset by Losses in the Currency Performance of Other Reference Currencies — The Notes are linked to the performance of the reference currencies relative to the U.S. dollar.  The performance of the basket will be based on the appreciation or depreciation of the basket as a whole.  Therefore, the positive Currency Performance of one or more reference currencies relative to the U.S. dollar may be offset, in whole or in part, by the negative Currency Performance of one or more of the other reference currencies relative to the U.S. dollar of equal or greater magnitude.  The performance of the basket is dependent on the Currency Performance of each reference currency, which is in turn based on the formula set forth above.

•                  Investing in the Notes is Not Equivalent to Investing Directly in the Reference Currencies — You may receive a lower payment at maturity than you would have received if you had invested directly in the reference currencies.  Additionally, the Basket Return is based on the Currency Performance of each of the reference currencies, which is in turn based on the formula set forth above.  The Currency Performances are based solely on such stated formula and not on any other formula that could be used to calculate currency returns.

•                  The Payment at Maturity on Your Notes is Not Based on the Currency Exchange Rates Comprising the Basket at Any Time Other than the Final Valuation Date —The Basket Return will be based solely on the currency exchange rates comprising the basket as of the final valuation date relative to the respective Initial Rates (subject to adjustments as described in the prospectus supplement). Therefore, if the value of one or more of the reference currencies relative to the U.S. dollar drops precipitously on the final valuation date, the payment at maturity may be significantly less than it would otherwise have been had the payment at maturity been linked to the currency exchange rates at a time prior to such drop. Although the value of the reference currencies relative to the U.S. dollar on the maturity date or at other times during the life of your Notes may be higher than on the final valuation date, you will not benefit from the currency exchange rates at any time other than the final valuation date.

•                  Taxes — The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above.  As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income.  The outcome of this process is uncertain and could apply on a retroactive basis.  Additionally, the discussion of federal income taxes in this pricing supplement provides that it would be reasonable to take the position that gain from the sale or maturity of the Notes will be long-term capital gain if the Notes are held for more than one year and you properly make the election described above.  However, there is a risk that the Internal Revenue Service might assert that (i) your Notes should be treated as a non-forward executory contract over the Reference Asset and that (ii) the election described above is unavailable for such contracts, in which case the Internal Revenue Service may therefore treat such gain as ordinary income.  You should carefully review the tax section in this pricing supplement and consult your tax advisor with any questions.

•               Many Economic and Market Factors Will Impact the Value of the Notes— In addition to the level of the reference asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                 the expected volatility of the currency exchange rates comprising the reference asset;

o                 the time to maturity of the Notes;

o                 interest and yield rates in the market generally and in the markets of the reference currencies and the U.S. dollar;

o                 a variety of economic, financial, political, regulatory or judicial events; and

o                 our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Historical Information

The following graphs set forth the historical performance of the USDMXN, USDTRY and USDIDR currency exchange rates from January 1, 2001 through May 20, 2011 (based on the daily, closing spot exchange rates from Bloomberg L.P.).

We obtained the information regarding the currency exchange rates of USDMXN, USDTRY and USDIDR below from Bloomberg L.P.  We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P.  The historical performance of the closing currency exchange rates of USDMXN, USDTRY and USDIDR should not be taken as an indication of future performance of such currency exchange rates, and no assurance can be given as to the currency exchange rates on the final valuation date.  We cannot give you assurance that the performance of the USDMXN, USDTRY and USDIDR currency exchange rates will result in a return of any of your initial investment.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Supplemental Plan of Distribution

JPMorgan Chase Bank, N.A. and JPMorgan Securities LLC will act as placement agents for the Notes and will receive a fee from the Company that would not exceed $10.00 per $1,000 principal amount Note.